SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 27, 2026

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated August 27, 2026 “DEALINGS IN SECURITIES - ACCEPTANCE OF AWARDS”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: August 27, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Group”)

DEALINGS IN SECURITIES – ACCEPTANCE OF AWARDS

In terms of the DRDGOLD Single Incentive Plan, incorporating the Deferred Share Plan, which was approved by shareholders of DRDGOLD (“Shareholders”) on 29 November 2023 (“DSP”), qualifying employees are awarded deferred shares on an annual basis (“Awards”).
Awards vest over a period of five years, at a rate of 20% per annum, in respect of F-band participants, and over a period of three years, at a rate of 33.3% per annum, in respect of E and D band participants, in each case commencing on the award date. Vesting is subject to the rules of the DSP, including the participant’s continued employment with the Group. Vested Awards are settled through the issue or delivery of DRDGOLD ordinary shares (“DRDGOLD Shares”) at a zero-exercise price.
DRDGOLD hereby advises Shareholders of the acceptance of the Awards by directors, prescribed officers and the company secretary of DRDGOLD, as well as directors of its major subsidiaries:

Nature of transactions:	Acceptance of Awards
Class of securities:	Deferred shares, which will be settled in DRDGOLD Shares upon vesting, in accordance with the rules of the DSP
Date of acceptance of Awards:	26 August 2026
Strike price:	Rnil
Nature and extent of interests:	Direct beneficial
Deemed price per DRDGOLD Share:	R36.15 (based on the 7-trading day volume weighted average price of a DRDGOLD Share on the award date, being 12 August 2026)
Transactions completed:	Off-market

Name of director:	Niël Pretorius
Name of company of which a director:	DRDGOLD
Number of deferred shares:	163,530
Deemed value of transaction:	R5 911 609.50
Vesting date:	12 August 2031

Name of director:	Henriette Hooijer
Name of company of which a director:	DRDGOLD
Number of deferred shares:	74,019
Deemed value of transaction:	R2 675 786.85
Vesting date:	12 August 2031

Name of prescribed officer:	Jaco Schoeman
Name of company of which a prescribed officer:	DRDGOLD
Number of deferred shares:	88,557
Deemed value of transaction:	R3 201 335.55
Vesting date:	12 August 2031

Name of director of major subsidiary:	Henry Gouws
Name of companies of which a director:	Ergo Mining Proprietary Limited (“Ergo”) and Far West Gold Recoveries Proprietary Limited (“FWGR”)
Number of deferred shares:	76,769
Deemed value of transaction:	R2 775 199.35
Vesting date:	12 August 2031

Name of alternate director of major subsidiary:	Dean Lindecke
Name of company of which an alternate director:	Ergo
Number of deferred shares:	54,293
Deemed value of transaction:	R1 962 691.95
Vesting date:	12 August 2029

Name of alternate director of major subsidiary:	Ryno Bornman
Name of company of which an alternate director:	Ergo
Number of deferred shares:	32,909
Deemed value of transaction:	R1 189 660.35
Vesting date:	12 August 2029

Name of director of major subsidiary:	Kevin Kruger
Name of company of which a director:	FWGR
Number of deferred shares:	76,719
Deemed value of transaction:	R2 773 391.85
Vesting date:	12 August 2031

Name of alternate director of major subsidiary:	Kgabo Moloto
Name of company of which an alternate director:	FWGR
Number of deferred shares:	38,828
Deemed value of transaction:	R1 403 632.20
Vesting date:	12 August 2029

Name of alternate director of major subsidiary:	Lihan Laas
Name of company of which an alternate director:	FWGR
Number of deferred shares:	29,053
Deemed value of transaction:	R1 050 265.95
Vesting date:	12 August 2029

Name of company secretary:	Kgomotso Mbanyele
Name of company of which company secretary:	DRDGOLD
Number of deferred shares:	20,028
Deemed value of transaction:	R724 012.20
Vesting date:	12 August 2029

In compliance with paragraph 6.83 of the JSE Limited Listings Requirements, prior clearance to deal was obtained from the chairman of the board of directors of DRDGOLD.
Johannesburg
27 August 2026

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